UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding Exhibit 99.1) are incorporated by reference into the Company’s Registration Statements on Form S-8 (SEC file numbers 333-260325, 333-213817 and 333-177834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: April 8, 2025	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

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